VIA EDGAR

March 10, 2011

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Correspondence from you dated February 24, 2011 concerning Landec Corporation
Form 10-K for the Fiscal Year Ended May 30, 2010
Filed August 13, 2010
Forms 10-Q for the Fiscal Quarters Ended August 29, 2010 and November 28, 2010 Form 8-K Filed February 18, 2011
File No. 0-27446

Ladies and Gentlemen:

On behalf of Landec Corporation (“Landec” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the  Securities and Exchange Commission (the “Commission”) by letter dated February 24, 2011 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2010 filed on August 13, 2010, the Company’s Quarterly Reports on Form 10-Q for the Fiscal Quarters ended August 29, 2010 and November 28, 2010 and the Company’s Current Report on Form 8-K filed on February 18, 2011.  The numbering of the paragraphs below corresponds to the numbering of the comments which we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended May 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Polices and Use of Estimates, page 33
Goodwill and Other Intangibles, page 34
General

1.	Comment: We note that goodwill is approximately 20% of total assets and 31% of total equity as of May 30, 2010. Given the significance, please address the following in future filings:

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

o	Provide a discussion about the projections you have made in preparing estimated fair values using the discounted cash flow as compared with your actual results.

o
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total equity, please provide the following disclosures for each of these reporting units:

o	The percentage by which fair value exceeds the carrying value as of the most recent step one test.

o	The amount of goodwill.

o
A discussion of the uncertainty associated with key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

o	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:   Beginning with our Form 10-K for the fiscal year ended May 29, 2011, the Company will provide a discussion of the projections used to estimate fair values using discounted cash flows and how those projections compare to historical actual results, as well as key assumptions embedded in those projections. If the estimated fair values substantially exceed the carrying values the Company will disclose this fact.  If the estimated fair values do not substantially exceed the carrying values the Company will provide the disclosures requested for each reporting unit.

Results of Operations, page 39

2.
Comment:  We note that you attributed the increase in Apio’s value-added revenues to the increase in unit sales volumes. In future filings, please provide investors with an understanding as to why volumes increased. To the extent that the increase in volumes is attributed, in total or in part, to the introduction of new products, please state as such and quantify the impact the new product offerings had to revenues. In this regards, we note your disclosure on page 10 that Apio had ten new product offerings in the last 12-months. Please refer to Item 303(A)(3)(iii) and section 501.12 of the Financial Reporting Codification for guidance.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

Response:  In future filings, the Company will segregate and quantify the impact of any increase or decrease in revenues attributable to new products, existing products and new customers.

3.
Comment: In future filings, please provide a discussion and analysis of the material components of your effective tax rate for each period presented. For example, we note that your fiscal year 2010 effective tax rate increased to 50% as compared to 42% for fiscal year 2009 without any explanation as to why. Based on the reconciliation provided within Note 11, there appears to be a few factors impacting both fiscal years’ effective tax rates that should be expanded on to explain the increase.

Response:  In future filings, the MD&A and the footnotes to the Company’s financial statements will include a discussion and analysis of the material components of the Company’s effective tax rate for each period presented.

Liquidity and Capital Resources, page 46

4.
Comment:  We note that inventories are 18% of total current assets as of May 30, 2010. We further note that you attribute the increase in inventories, in part, to an increase in Apio’s inventory levels. In future filings, please ensure that you provide investors with an understanding of the material causes for the increase in Apio’s inventory levels, as applicable.

Response:  The Company advises the Staff that Apio is a fresh vegetable packing company with two different types of inventory: (i) packaging, such as films, trays and cardboard boxes, and (ii) perishable items, such as fresh vegetables and dip, which represented approximately 56% and 44%, respectively, of Apio’s inventory at May 30, 2010. Packaging inventory has typically remained relatively flat throughout the year; however, the perishable inventory can fluctuate significantly from quarter to quarter. Increases or decreases in the perishable inventory at Apio are typically the result of its export business taking title to the inventory while in shipment. As a result, if there is a significant variance in volume of export product in transit at the end of a reporting period, or if there is a significant fluctuation in per unit prices of product purchased to fulfill export needs as compared to the prior period, Apio’s inventory levels will reflect those changes. At May 30, 2010, the increase in inventories at Apio was primarily due to higher per unit costs on exported products due to supply shortages.  In future filings, the Company will disclose the causes for material increases or decreases in Apio’s inventory levels.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

5.
Comment:  We note that you amended your Credit Agreement with Wells Fargo on August 9, 2010 to amend certain financial covenants and that you further amended the Credit Agreement as it relates to your financial covenants on September 14, 2010. In future filings, please explain to investors why you needed to obtain amendments to your Credit Agreement as it relates to the financial covenants. Please also disclose all of the financial covenants required to be met to the extent that you have determined it is reasonably likely you will not meet these financial covenants. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Please refer to sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification for guidance.

Response:  The Company advises the Staff that the August 9, 2010 amendment to the financial covenants in the Company’s Credit Agreement with Wells Fargo was necessary to amend the definition of “Net Income” to exclude increased non-recurring expenses incurred in connection with the acquisition of Lifecore and to exclude expenses related to the impact of adjustments from the purchase accounting (e.g. inventory step-up, discount on the earn out, etc.) as they relate to the minimum net income covenant. The aforementioned adjustments were made to the initial forecast that the Company had previously provided Wells Fargo which was the basis for the covenants in the Credit Agreement and which were necessary for compliance as of May 30, 2010.

The September 14, 2010 amendment to the financial covenants in the Company’s Credit Agreement with Wells Fargo was to simplify the covenant definitions. The modifications included an amendment to the definition of “Net Income” to include only the current fiscal year to date results as compared to the previous trailing four quarter basis, so as to exclude results prior to the acquisition. In addition, the minimum net income requirement for the first quarter ended August 29, 2010 was changed to $1.00 from $500,000. This amendment was not necessary for compliance as of August 29, 2010.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

The Company has met and expects to continue to meet its financial covenants under the Credit Agreement with Wells Fargo. In future filings, if the Company enters into new amendments, the Company will disclose the nature of the amendments and their impact on the Company’s compliance with any financial covenants. Additionally, to the extent the Company concludes that it is reasonably likely that the Company will not meet a financial covenant, the Company will disclose the minimum/maximum ratio for each of the covenants along with the actual ratios and amounts achieved for the quarter and/or year-to-date period then ended, as applicable.

6.
Comment: In future filings, please include interest payments in your contractual obligations table. This disclosure will increase transparency of your cash flows. To the extent that the interest rates are variable and unknown, please use your judgment to determine the amount to include in your table for estimates of future variable rate interest payments. Please also provide the disclosures with respect to your assumptions for the variable interest payments. If you are in a position of paying cash rather than receiving cash for your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Response:  In future filings, the Company will include future interest payments in the contractual obligations table based upon the fixed and variable interest payment requirements.  The Company will also disclose in future filings the estimated amount, if any, it will be obligated to pay under its interest rate swap.

Item 9A. Controls and Procedures, page 49

7.
Comment:  We note your disclosure “[e]xcept as described above, there were no changes in [y]our internal control over financial reporting during the quarter ended May 30, 2010 that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting.” In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also clearly state the changes that were made.

Response: The Company advises the Staff that its disclosure of “[e]xcept as described above” was in reference to the acquisition of Lifecore Biomedical, Inc. on April 30, 2010, which was excluded from the Company’s evaluation of internal control over financial reporting, but which is reasonably likely to materially affect the Company’s internal control over financial reporting due to its relative size in comparison to the Company’s consolidated financial results. There were no other changes that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In future filings, including our Quarterly Report on Form 10-Q for the fiscal quarter ended February 27, 2011, we will provide further disclosure of the impact that the acquisition of Lifecore Biomedical, Inc. has had on the Company’s internal control over financial reporting.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

Consolidated Statements of Income, page 55

8.
Comment:  We note that you have included acquisition-related costs within other expenses below operating income. Please provide us with a detailed explanation as to how you determined that these costs meet the definition of non-operating expenses. Otherwise, please reclassify this amount to be part of operating income in future filings. Please refer to ASC 805-10-55-41 and Rule 5-03.9 of Regulation S-X (ASC 225-10-S99-2) for guidance.

Response:  The Company will reclassify acquisition-related costs to operating expenses in the Company’s Form 10-K for the fiscal year ending May 29, 2011.

Consolidated Statements of Changes in Stockholders’ Equity, page 56

9.
Comment:  In all future period reports, please separately present a reconciliation of total equity attributable to the parent and total equity attributable to noncontrolling interests. Please refer to ASC 810-10-50-1A for guidance.

Response:  In future filings, beginning with the Company’s Form 10-K for the fiscal year ending May 29, 2011, the Company will separately present a reconciliation of total equity attributable to the parent and total equity attributable to noncontrolling interests.

Consolidated Statements of Cash Flows, page 57

10.
Comment:  In future filings, please revise your presentation of operating activities using the indirect method to arrive at cash flows from operating activities to begin with net income instead of net income applicable to Common Stockholders. Please refer to ASC 230-10-45-28 (paragraph 28 of SFAS 95) for guidance. In this regard, please note that the definition of net income has been revised. Please refer to ASC 810-10-45-19 and 45-20 (paragraphs 29-30 of Appendix A to SFAS 160) for additional guidance.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

Response:  In future filings, cash flows from operating activities will begin with net income as required.

2. Acquisition of Lifecore Biomedical, Inc., page 71

11.
Comment:  We note that you acquired Lifecore Biomedical, Inc. (Lifecore) on April 30, 2010 and that you have recognized two intangible assets separately from goodwill – trade names valued at $4.2 million and customer base valued at $3.7 million. We further note your discussion within Item 1 of the Form 10-K that Lifecore has a proprietary fermentation process to manufacture premium, pharmaceutical-grade hyaluronan and a proprietary aseptic formulation and filling capability. Also, Lifecore has a world-wide exclusive license and development agreement to develop and commercialize hyaluronan-based products and related products, and that you anticipate sublicensing the technology for certain applications. Finally, we note that Lifecore had recognized patents and license intangible assets on its balance sheet prior to the acquisition. In light of these facts, please provide us with a detailed explanation of your consideration for recognizing intangible assets for Lifecore’s technology, license agreement, and in-process research and development costs. Please refer to ASC 805-20-25-10, 805-20-35-5, 805-20-55-1 – 55-13, and 805-20-55-31 - 55-51 for guidance.

Response:  The Company advises the Staff that while the Company believes elements of Lifecore’s manufacturing processes are unique and provide significant value to our customers, there are no aspects of Lifecore’s manufacturing process that are subject to patent protection. The Company therefore concluded that it was not appropriate to allocate value to the manufacturing process in connection with its acquisition of Lifecore. As a result, for clarity purposes, the Company will remove the “proprietary” language from all future filings.

The Company further advises the Staff that the world-wide exclusive license and development agreement, and the intellectual property intangible assets existing on Lifecore’s balance sheet prior to our acquisition of Lifecore, are both related to Lifecore’s license and development agreement with the Cleveland Clinic Foundation (“CCF”). Prior to the acquisition, Lifecore had invested in and assumed future benefit related to the development initiative with CCF. Concurrent with the acquisition, the Company, along with Lifecore’s management, made the decision to change the focus of the arrangement with CCF. The factors contributing to the strategy shift were reduced prospects for the plausible fields of use, significant uncertainty related to future development efforts and related revenue streams, and management’s decision to significantly reduce Lifecore’s future investment commitments in the fields licensed from CCF. As a result, at the date of acquisition, it was deemed unlikely that there would be value derived from this license due to the factors mentioned above. As such, the Company does not believe that there should be a value attributed to the agreement in determining the valuation and consideration paid for Lifecore.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

Finally, the Company advises the Staff that with respect to in-process research and development costs Lifecore is not a traditional research or pharmaceutical organization structured with research and development scientists for the purpose of developing a proprietary product pipeline. Lifecore’s research and development mainly relates to technical development efforts to support customer specific product requests or process improvements, under which technical modifications are made to existing products or processes to meet customer specific needs and such work can also lead to new products or processes. While we have concluded that Lifecore’s research and development efforts meet the definition of R&D under ASC 730, the timeframe needed to execute such modifications is generally short. As such, at the time of acquisition, we concluded that there were no in-process R&D efforts for which significant future value could be ascribed, and therefore, no value was attributed to in-process R&D as of the acquisition date.

12. Commitments and Contingencies, page 82

12.
Comment:  We note that you have not included any disclosures regarding loss contingencies in accordance with ASC 450-20-50. Please confirm to us that you have no material probable and/or reasonably possible loss contingencies that require recognition and/or disclosure for fiscal year 2010 and the subsequent interim periods.

Response:  The Company advises the Staff that the Company does not have any losses contingencies that require disclosure for fiscal year 2010 or the subsequent interim periods. As a result, in future filings, the Company will revise its disclosure as follows, to the extent applicable:

The Company is involved in various legal actions arising in the ordinary course of business for which losses are expected to be covered under the Company’s insurance policies. As a result, the current risk of a material loss from such legal actions impacting the Company’s financial condition or results of operations has been assessed as remote.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

Form 10-Q for the Fiscal Quarter Ended November 28, 2010

2. Acquisition of Lifecore Biomedical, Inc., page 8

13.
Comment:  In future filings, please clearly state, if correct, that the initial measurement of the assets acquired and liabilities assumed as part of the acquisition of Lifecore is complete and whether any adjustments were necessary from the provision amounts recognized as of May 30, 2010 and August 29, 2010.

Response:  We do not expect to record any more acquisition related adjustments from our acquisition of Lifecore. In future filings, we will disclose that the initial measurement of the assets acquired and liabilities assumed as part of the acquisition of Lifecore is complete.

Exhibits 31.1 and 31.2

14.
Comment:  In future filings, please refrain from replacing the word “report” with “quarterly report” in paragraphs 2,3, and 4(a) of the Section 302 certifications.,  Please refer to Item 601(b)(31)(i) of Regulation S-K for guidance.

Response:  In future quarterly filings, we will use the word “report” instead of “quarterly report”.

Form 8-K Filed February 18, 2011

15.
Comment:  We note that you have entered into an agreement with Windset Holdings 2010 Ltd. (Windset) such that you are acquiring a 20.1% equity interest in Windset, a company that you have an existing exclusive license agreement for your BreatheWay packaging technology. We further note that the agreement includes a put/call feature. Please provide us with a comprehensive explanation as to how you intend to account for this transaction in your consolidated financial statements based on the terms of the agreement and your involvement with Windset. Your explanation should include specific references to the FASB Codification that supports your accounting.

Response:  As a matter of background, and as disclosed in our Form 8-K filed with the Commission on February 18, 2011, the following is a summary of our transaction with Windset.

On February 16, 2011, the Company announced that its wholly-owned subsidiary, Apio, Inc., entered into a share purchase agreement (the “Purchase Agreement”) by and between Apio and Windset Holdings 2010 Ltd., a Canadian corporation (“Windset”). Pursuant to the Purchase Agreement, on February 15, 2011, Apio purchased 150,000 senior preferred shares for $15 million and 201 common shares for $201 that were issued by Windset (the “Purchased Shares”). The Company’s common shares represent a 20.1% interest in Windset.  The non-voting senior preferred shares yield a dividend of 7.5% annually. The dividend is payable within 90 days of each anniversary of the execution of the Purchase Agreement. The Purchase Agreement includes a put and call option, which can be exercised on the sixth anniversary of the Purchase Agreement whereby Apio can exercise the put to sell its Purchased Shares to Windset, or Windset can exercise the call to purchase the Purchased Shares from Apio, in either case, at a price equal to 20.1% of the appreciation in the fair market value of Windset from the date of the Company’s investment through the put/call date, plus the purchase price of the Purchased Shares. Under the terms of the arrangement with Windset, the Company is entitled to designate one of five members on the Board of Directors of Windset.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

In connection with the Company’s investment in Windset, the Company first considered the accounting implications under ASC 810, Consolidation. Windset qualifies under the business scope exception of the variable interest entity guidance. As a result, and because the Company does not have voting control of Windset, the Company concluded that consolidation was not appropriate. The Company further analyzed its investment under the provisions of ASC 323, Investments - Equity Method and Joint Ventures. Under ASC 323-10-15-3, equity method of accounting applies only when an investor has:

•	The ability to exercise significant influence over the operating and financial policies of the investee, and
•	An investment in common stock and/or in-substance common stock of the investee.

As discussed above, the Company holds senior preferred shares in Windset that provide for a 7.5% annual cash dividend on the Company’s investment. Under the terms of a shareholders’ agreement governing the rights of Windset’s shareholders, the treatment of dividends in the other series of shares in Windset are different from the senior preferred shares owned by the Company.  The common shares of Windset are entitled to a dividend only if and when declared by the Board of Directors of Windset, and the junior preferred shares are not entitled to any dividend. As a result, in accordance with ASC 323-10-15-13, the Company has concluded that the risks and rewards associated with its senior preferred shares are not similar to those of other equity interest holders, and therefore the Purchased Shares do not meet the definition of an in-substance common stock investment.  As a result, the Company’s investment does not qualify for equity method accounting treatment.

The Company has concluded that its Purchased Shares in Windset qualifies for fair value accounting under ASC 825, Financial Instruments, and has elected to adopt the fair value option effective with the date of its investment.  The Company believes that reporting its investment at fair value provides its investors with useful information on the performance of the Company’s investment and the anticipated appreciation in value as Windset expands its business.  The Company will also follow the guidance under ASC 820-10-50, Fair Value Measurements and Disclosures, for its disclosures on fair value measurements. Under this guidance, the Company plans to provide the following disclosure beginning with our Report on Form 10-Q for the quarter ended February 27, 2011:

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

1.	The Company’s investment of $15,000,201 in Windset will be presented as an “Investment in Non-Public Company” on the balance sheet as a non-current asset.
2.
On a quarterly basis, the Company will record as non-operating dividend income the 7.5% annual cash dividend on its senior preferred shares. To the extent the dividend has not been paid at each period end, the Company will record the dividend as a receivable in other assets and assess collectability, as appropriate.

3.
At each reporting date, the Company will adjust its “Investment in Non-Public Company” to fair market value with changes in fair market value reported as unrealized gains/losses in non-operating income/expenses. The Company’s investment will be considered Level 3 for purposes of determining fair value because significant unobservable inputs are utilized in our discounted cash flow models, including projected cash flows, growth rates and the discount rate. As such, the Company will disclose the valuation techniques and inputs used to develop the fair value estimates.

4.
The Company will disclose any other arrangements with Windset, including Windset’s acquisition of land from one of the members of Landec’s Board of Directors, and sales to Windset under the existing license agreement.

The Company also considered the impact of its existing exclusive license agreement with Windset in determining the accounting implication of Apio, Inc.’s acquisition of the Purchased Shares. The Company’s exclusive license agreement, which was executed in June 2010,  was entered into prior to contemplation of Apio, Inc.’s investment in Windset. Given the time period between execution of the license arrangement and Apio, Inc.’s investment in Windset, and the determination that the consideration paid for the Purchased Shares approximated the fair value of the investment, as noted below, the Company has concluded that there is no impact of the existing exclusive license arrangement on its accounting for its investment in Windset.

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
March 10, 2011

The Company  has engaged an independent outside specialist to assist for accounting purposes in determining the fair value of our investment in Windset at the date of acquisition. Included in the determination of the fair value, which was determined utilizing a discounted cash flow model, is the consideration of the put/call conversion options discussed above. These features impact the duration of the cash flow utilized to derive the estimated fair value of the investment. Based on the results of the valuation, the Company has concluded that the estimated fair value of its investment in Windset approximates the cash consideration paid for the senior preferred and common shares at the date of acquisition. Assumptions included in the discounted cash flow model will be evaluated quarterly based on Windset’s actual and projected operating results to determine the change in fair value.

Please call the undersigned at (650) 261-3677 if you have any questions.

Very truly yours,

/s/ Gregory S. Skinner

Gregory S. Skinner

ACKNOWLEDGEMENT

The undersigned, Gregory Skinner, hereby acknowledges on behalf of Landec Corporation, a Delaware corporation (the “Company”), that in connection with responding to the comments of the Securities and Exchange Commission (the “Commission”) dated February 24, 2011:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LANDEC CORPORATION

/s/ Gregory Skinner
Gregory Skinner, Chief Financial Officer